[Letterhead of Wachtell, Lipton, Rosen & Katz]

June 15, 2018

VIA FEDEX AND EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance, Office of Telecommunications
100 F Street, NE
Washington, D.C. 20549

Attention:	Larry Spirgel Joshua Shainess
Re:	CBS Corporation Preliminary Information Statement on Schedule 14C Filed on May 25, 2018 File No. 001-09553

Dear Messrs. Spirgel and Shainess:
This letter relates to comments received by CBS Corporation ("CBS," the "Company," "we," "us" or "our") from the staff of the Division of Corporation Finance (the "Staff") of the

Securities and Exchange Commission (the "Commission") by letter dated June 13, 2018, with respect to the Preliminary Information Statement on Schedule 14C, File No. 001-09553, filed with the Commission on May 25, 2018 (the "Preliminary Information Statement").
In connection with this letter, the Company is filing an amendment to the Preliminary Information Statement ("Amendment No. 1") electronically with the Commission via the EDGAR system today.  In addition to the EDGAR filing, we are delivering a hard copy of this letter to the Staff, along with two courtesy copies of Amendment No. 1 marked to show the changes made to the Preliminary Information Statement
For your convenience, each response is prefaced by the exact text of the Staff's comment in bold text.

Response Dated June 15, 2018
Cover Page
1.	While we have no further comment at this time, we are unable to agree with the legal conclusions set forth in your response to prior comment.
We respectfully note the Staff's comment.

Vote Required
2.
We note your response to comment 2 and your belief that the company's existing disclosure regarding control of NAI complies with applicable law. Given the plain language used in your recent pleadings in the Delaware Court of Chancery (e.g., "Ms. Redstone, through her recently-obtained domination and control of NAI, has taken actions..."), it seems your current disclosure may be, at best, incomplete.  Notwithstanding your belief that the legitimacy of Ms. Redstone's control remains subject to challenge and ongoing litigation, please revise your disclosure here, and in future filings, to clarify your understanding and/or expand your discussion of who controls NAI.

We have added the following disclosure on page 3 of Amendment No. 1 to clarify this point:

"Notwithstanding the foregoing with respect to Mr. Sumner Redstone's legal control of NAI through the SMR Trust, the Company has asserted in its amended verified complaint described below that Ms. Shari Redstone effectively controls NAI. Additionally, NAI has stated in its lawsuit against the Company and certain of its directors described below that 'the exercise of [NAI]'s control has migrated from Sumner Redstone to his daughter, Ms. [Shari] Redstone.'"
The Company undertakes to provide disclosure consistent with the above in its future filings, subject to developments in ongoing litigation and other matters relevant thereto.

* * * * * *

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact me at 212-403-1314 or by email at DEShapiro@wlrk.com.

Very truly yours,
/s/ David E. Shapiro
David E. Shapiro

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